190 Carondelet Plaza, Suite 1530
Clayton, MO 63105-3443

John E. Fischer
Vice President and Chief Financial Officer
Tel: 314-480-1405

                                                        June 22, 2009

United States Securities and Exchange Commission
Washington, DC 20549-7010

Attn:  Nudrat Salik, Division of Corporation Finance

Dear Ms. Salik:

Re:      Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
File No. 1-1070

Olin Corporation will provide its responses to your letter dated June 17, 2009, on or before July 8, 2009.

Sincerely,

/s/ John E. Fischer

John E. Fischer
Vice President and Chief Financial Officer